    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 26, 2001

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (RULE 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2

                                   TUCOWS INC.
                       (Name of Subject Company (Issuer))

                                   TUCOWS INC.
                        (Name of Filing Person (Offeror))

        CERTAIN OPTIONS TO PURCHASE COMMON STOCK, NO PAR VALUE PER SHARE,
               HAVING AN EXERCISE PRICE OF $2.21 PER SHARE OR MORE
                         (Title of Class of Securities)


                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                   ELLIOT NOSS
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                   TUCOWS INC.
                                 96 MOWAT AVENUE
                            TORONTO, ONTARIO M6K 3M1
                                     CANADA
                            TELEPHONE: (416) 535-0123

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

                                    COPY TO:

                              ELLEN P. MERCER, ESQ.
                           MORGAN, LEWIS & BOCKIUS LLP
                          ONE OXFORD CENTRE, 32ND FLOOR
                              PITTSBURGH, PA 151219
                                 (412) 560-3300


                      ------------------------------------

                            CALCULATION OF FILING FEE

     TRANSACTION VALUATION*                          AMOUNT OF FILING FEE**
           $470,776                                          $94.16

     * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,164,581 shares of common stock of Tucows Inc. having an aggregate value of $470,776 as of November 26, 2001 will be exchanged in this offer. The aggregate value of such options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

     ** Previously paid.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable.          Filing party:  Not applicable.
Form or Registration No.:  Not applicable.        Date filed:  Not applicable.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     |_|  third party tender offer subject to Rule 14d-1.
     |X|  issuer tender offer subject to Rule 13e-4.
     |_|  going-private transaction subject to Rule 13e-3.
     |_|  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

                                  INTRODUCTION

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 28, 2001, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 18, 2001 (collectively, the "Schedule TO") relating to the offer by Tucows Inc. ("Tucows") to exchange all outstanding options to purchase shares of Tucows common stock held by current employees of Tucows and its subsidiaries under the Tucows Inc. Amended and Restated 1996 Equity Compensation Plan having an exercise price of $2.21 or more per share for new options to purchase shares of Tucows common stock upon the terms and subject to the conditions set forth in the Offer to Exchange, dated November 28, 2001 (the "Offer to Exchange"), a copy of which was attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related election form, a copy of which was attached thereto as Exhibit
(a)(1)(B).

Item 2. SUBJECT COMPANY INFORMATION.

     Item 2(b) is hereby amended as follows:

     1. The first sentence of the first paragraph of Section 5 of the Offer to Exchange ("Acceptance of Options for Exchange and Issuance of New Options") is amended and restated as follows: "Upon the terms and subject to the conditions of this offer, promptly following the expiration date we will accept for exchange and cancel options properly tendered and not validly withdrawn before the expiration date."

Item 4. TERMS OF THE TRANSACTION.

     Item 4(a) is hereby amended as follows:

     1. The information set forth in Item 2 above is incorporated herein by reference.

Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Item 6(b) is hereby amended as follows:

     1. The information set forth in Item 2 above is incorporated herein by reference.

Item 12.   EXHIBITS.

      (a)(1)(A) Offer to Exchange, dated November 28, 2001.

      (a)(1)(B) Form of Election to Exchange.*

      (a)(1)(C) Form of Letter to Eligible Option Holders.*

      (a)(1)(D) Memorandum to Eligible Employees, dated December 18, 2001.

      (b)       Not Applicable.

      (d)(1)    Tucows Inc. Amended and Restated 1996 Equity Compensation Plan.*

      (d)(2) Form of Stock Option Agreement pursuant to Tucows Inc. Amended and Restated 1996 Equity Compensation Plan.*

      (g)       Not Applicable.

      (h)       Not Applicable.

* Previously filed.

     Exhibit (a)(1)(D) - Memorandum to Eligible Employees, dated December 18, 2001.

     The fifth bullet point of the Memorandum to Eligible Employees, dated December 18, 2001, is hereby amended to read as follows:

     "To clarify that, upon the terms and subject to the conditions of the offer, promptly following the expiration date, we WILL accept for exchange and cancel options properly tendered and not validly withdrawn before the expiration date."

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                          Tucows Inc.


                                          /s/ ELLIOT NOSS
                                          --------------------------------------
                                          Elliot Noss
                                          President and Chief Executive Officer



                                          Dated: December 26, 2001

                                INDEX TO EXHIBITS


(a)(1)(A) Offer to Exchange, dated November 28, 2001.

(a)(1)(D) Memorandum to Employees, dated December 18, 2001.